TRANSFORM PACK INTERNATIONAL, INC.

               2001 ANNUAL REPORT TO STOCKHOLDERS


                         October 9, 2001


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                        Table of Contents


     Section                                           Page Number


President Report                                            3

Our Business                                                4

Market for Common Equity and Related
     Stockholder Matters                                    8

Summary Financial Information                               8

Management's Discussion and Analysis of Financial
     Condition and Results of Operations                    9

Report of Independent Public Accountants
     And Financial Statements                               F-1

                                  2
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                        PRESIDENT REPORT

     Over the pat years, the Company has evolved from its

research and development status to a fully functional operation that is capable of producing 5 million seasoning sheets per

month.  We have produced and shipped in excess of $1,000,00 in

Canadian dollars over the last four months and orders continue to increase on a monthly basis.

     The current market conditions and demands for value added

product will ensure the Company's projected revenues and growth over the coming years and management is confident that production and machine development will keep pace with the increase in

orders.

     We have built a strong team of core personnel capable of

moving our production capabilities to fill our ever-increasing orders.

     We have located a facility in Moncton that will allow us to move our operation without jeopardizing or over extending our monthly commitment of our current leasing arrangements.  We must expand, as our present location does not allow us to completely satisfy all manufacturing requirements, storage capabilities and packaging needs.

     Plans for the facility arte being drawn and we hope to

occupy the new premises by early 2002.

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Our Business

     Transform Pack International, Inc., is a development stage company that has developed a cold dissolvable calibrating matrix that makes it possible to apply seasoning and curing formulas onto roll-stock plastic food packaging materials that are cut into sheets for the final application to the food product.

     Transform Pack International, Inc., seasoning sheets are used primarily for meat, fish and poultry products. The matrix applied to the seasoning sheets uses the natural juices of the food product to dissolve the matrix and transfer the seasoning or curing agent to the product. Transform Pack produces seasoning sheets for boil in the bag and roast in the bag applications, and to flavor food products, glaze meat, cure fish, marinade food products, and age beef. We also have a smoke-curing sheet that creates a smoke flavored food product.

    A review by the United States Food & Drug Administration shows the pH (which is a measure of acidity) level of products treated with our seasoning sheets and water soluble salts found in our matrix closely conform to the specifications accepted by the National Advisory Committee for Microbiological Criteria for Foods recommendations for aerobically packed fish products to protect against germination of botulism bacteria. A test conducted by an independent testing firm, Research Productivity Council, Fredericton New Brunswick, showed that the rate of growth of bacteria on beef, chicken and fish treated with our seasoning sheets was less than on untreated meats, which extends the shelf-life of the product. Our smoke-curing sheet uses liquid smoke to flavor the food product, so it eliminates harmful carcinogens that result when natural smoke is used to flavor the product. The matrix does not contain any known carcinogens or allergens. Another test conducted by The Food Chain Ltd. shows a reduction in water loss from chicken treated with our seasoning sheets. We believe reducing water loss improves the flavor quality of meat products. As a result of these characteristics, we believe our seasoning sheets improve product safety, quality, and shelf life.

    Our production machinery is able to apply from 50 to 450 milligrams of seasoning or curing agent per square inch of seasoning sheet. When the sheets are applied to a food product, the matrix dissolves in a cold or refrigerated climate transferring the seasoning or curing agent to the product up to one millimeter deep assuring that the agent will stay with the product during freezing, thawing, and cooking processes. These elements of our product manufacturing and application result in a high level of consistency and efficiency in the production and use of our seasoning sheets.

     We spent several years developing our product and began marketing efforts in 1995. In the past year we have moved from relying on others to market our product to developing our own marketing capability. We believe this change is beginning to show results, as revenue increased from CDN $327,643 for the year ended May 31, 2000, to CDN $442,917 for the year ended May 31, 2001. Although our revenue has increased, we continue to recognize losses from operations and we expect that will continue until we achieve market acceptance of our product and a much higher sales volume.

     For the years ended May 31, 2001 and 2000 we recognized net losses of CDN $864,432 and CDN $462,207, respectively. At May 31, 2001, Transform Pack had a working capital deficit of CDN $684,542. We are attempting to reduce our operating losses by implementing marketing strategies designed to introduce our seasoning sheet product to potential customers in North America and Europe, which we believe will ultimately be successful. However, these marketing strategies have not yet generated sales in amounts to cover our operating expenses. Operating expenses as a percentage of revenue for the year ended May 31, 2001 was 204%, and was 165% for the year ended May 31, 2000.

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We generated
negative cash flow from operations of CDN $484,677 for the year ended May 31, 2001, and CDN $471,921 for the year ended May 31, 2000. Transform Pack is seeking additional debt or equity financing to fund its operations, but has not identified any sources for such financing and has no arrangements for additional financing at this time. The foregoing factors led our independent auditors to express substantial doubt about the ability of Transform Pack to continue as a going concern.

The Meat Seasoning Industry

     In the past several years, consumer demand for spicy or more flavorful foods had grown substantially. The American Spice Trade Association, 1998 Report, shows that US spice consumption increased from 750 million pounds in 1990 to 970 million pounds in 1998, an increase of 29%. We believe this increase in spice consumption is a direct result of consumer demand for greater variety in their food. The American palate has expanded so that now barbeque, Cajun, fajita, lemon pepper, and smoke are commonplace flavorings for food products.

     The US Department of Agriculture Report, 1995, states that the industrial food processing sector is a major user of spices in meat preparation, soups, bakery products and other food items, and the trend is toward greater use of spices prepared to meet the specifications of food processing companies. The report further states that 60% of total spice consumption is attributable to the foodservice sector as compared to 40% a decade ago, and the largest users of spices in food processing are packers of meat products. Meat processors certainly include meatpacking companies, but also include grocery stores, restaurant chains, and specialty retail outlets that produce prepared meat entrees for their customers.

Our Product

    Transform Pack manufactures seasoning sheets - a food contact approved plastic film coated with a food grade adhesive. The adhesive consists of a corn syrup, maltodextrin, cornstarch, citric acid, pectin, water and xanthan gum. Spices and other additives are applied to the adhesive. This film is placed in contact with meat, poultry or fish products. The adhesive dissolves in the presence of moisture at low temperature and the flavor from or properties of the spices or additives are transferred to the meat products. The raw materials required for our product are available from a number of sources at similar prices. We believe our product complies with applicable food safety and manufacturing requirements of Canada and the United States, and that ongoing government approvals are not required other than routine periodic safety inspection of our manufacturing facilities.

    Our unique cold-dissolvable adhesive matrix lets us calibrate seasoning and additive formulas anywhere from 50 mg to 450 mg per square inch, depending on the density of the spice mixture. This allows the meat processor to season meat, apply a decorative and flavorful spice crust to the meat product, or produce a sauce-in-the-bag product.

    The meat processor specifies the spice mixture. Proprietary mixes with exotic and exciting flavors seem to be the trend in today's market. Our system lets the meat processor develop its own flavor, or select from one of the many flavors currently available on the market.

    The consistent and precise application quality of our seasoning sheets enables us to equip our sheets with additional functions. Adding tenderizing agents such as papain enables the meat processor to tenderize some of the tougher cuts, such as inside round and eye of round. Adding tenderizing agents also makes it possible for the meat processor to avoid dry aging to tenderize meat - a process that removes moisture from the meat product and reduces the sale price of products sold by weight. Shelf

                                  5
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life-extending additives and other preservative products
that must be added in minimum quantities can now be applied with precision and consistency. Smoke flavors and other hard-to-apply liquid concentrates can also be added as special flavor effects.

    After the meat processor decides on the spice mixture or additives, Transform Pack applies the additives uniformly to seasoning sheets with our adhesive technology. Seasoning sheets are produced in a variety of sizes depending on the meat application. The meat processor simply applies the sheet to the top and bottom or on one side of the mat product, depending on the thickness of the meat and the concentration of the spice or additive mixture. If the meat product is vacuum packed, the transfer of spice or seasoning to the meat will occur within an hour. For the marinating process to take place, a period of approximately eight hours is needed for beef and less than one hour for fish, poultry and pork.

    We believe our seasoning sheets offer significant benefits to the meat processor.

    Lower costs

  * Cost of spices and seasonings is substantially less than conventional methods, because you use only what you need for each piece of meat.
  *  Reduced labor, because there is no mixing or clean up.
  * The addition of natural tenderizers (Papain) allows increased use of cheaper cuts.

    Quick, easy and uniform preparation

  * Flavor distribution is even, so there is no seasoning variation by location or user.
  *  Our seasoning sheets are easy to use
  * Transfer of flavors and additives can occur quickly, in one hour, if the meat product is vacuum packed.
  * The adhesive dissolves completely leaving only a food grade film that is removed before shipping or cooking.
  * The food products can be shipped, frozen or stored with the seasoning sheet in place.

    Improved product safety

  * No cross contamination since sheets are discarded and not reused.
  * Seasoning sheets are gas flushed to eliminate the growth of airborne mould spores and coliforms.
  * Our seasoning sheets can eliminates extensive marinating, aging and curing processes where bacteria and other agents can grow in the product.

    Increased shelf life

  * Flavor sheets inhibit bacterial growth. In some cases, bacteria counts are actually reduced.
  * Reduced odors in vacuum pack and modified atmosphere packaging.

    Better tasting product

  *  Reduced moisture loss.
  *  Leaves the internal structure of the meat intact.
  *  Flavor profiles do not change over time.

                                  6
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Marketing Our Product

    We believe there is a well-established and growing market among consumers for flavored meats that can be purchased ready to cook. The July 1997 issue of Food Product Design magazine identifies the trend toward increased spice consumption and attributes this to consumer demand for greater variety in their foods. Meat processors are pursuing this market, and are seeking effective solutions for producing flavored meat products.

    Building recognition and acceptance of our product is critical to the future success of Transform Pack. Our failure to promote and our product successfully may result in stunted growth and loss of customers. Accordingly, we intend to pursue an aggressive product marketing strategy, which includes direct selling to meat processors and public relations activities. We intend to make significant expenditures in the next year on these marketing and advertising programs, while other food product companies with much greater resources are doing the same. Since our product has not gained broad acceptance among meat processors as an alternative to traditional seasoning methods and a meaningful market for our seasoning sheets has not been established, we cannot assure you that our marketing efforts will be successful and enable us to increase our sales revenue.

    Transform Pack is focusing its direct marketing effort on meat processors, including meat packers, grocery stores, restaurant chains and specialty retail outlets. Our product was originally developed as a simple and economic method for meat processors to apply seasoning without additional processing or packaging machinery based on management's belief that there is a meaningful market for such a product. Accordingly, we position our product as an alternative to manual seasoning systems and as an improvement over manual systems due to the added benefits of ease of use, cost-effectiveness, and product quality and safety control.

    Transform Pack is also working directly with the spice manufacturers to inform them on the use and benefits of our seasoning sheets. We believe that as the seasoning sheet system grows in acceptance and use, spice manufacturers will want to offer our seasoning sheets directly to meat processors. Ultimately our goal is to effect most of our product sales to spice companies that provide to us seasoning formulations we apply to spice sheets that are resold by the spice companies under private label to meat processors and consumers. We employ a sales person to pursue these marketing initiatives. We also plan to advertise in trade journals and other industry periodicals. We have participated in market evaluations and product testing with the spice manufacturers, which has required the production of free sample product for the spice manufacturers to work with.

    Two international spice and seasoning companies, Lawry's Foods, Inc., and McCormick & Co., Inc., are test marketing our seasoning sheets with their spice formulations affixed to meat processing and food service customers. Three meat-processing companies, each with large regional distribution, are testing marketing meat products seasoned with our product. Transform Pack is now working with Stop & Shop/ Ahold, a large grocery store chain based in the eastern United States, to develop a plan for introducing our seasoning sheets into its meat processing operations. We do not have any contracts with these parties, and it is likely that any purchases that may occur in the future would be made under purchase orders.

    In April 2001 we entered into an exclusive supply contract with Tilia International, Inc. Tilia International manufactures and distributes the Food Saver vacuum storage system through infomercials and retailers. It was listed in the October 2000 issue of Inc. magazine as number 357 on its annual list of the 500 fastest growing private companies in the United States with annual sales in excess of

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$80,000,000.  Our seasoning sheets are
being packaged and sold as an add-on with the Food Saver. The supply contract is for a term of three years and grants to Tilia International the exclusive right to sell worldwide our seasoning sheets in a retail package. Tilia International is required to make minimum annual purchases of our products in the amount of USD $1,750,000 in year one of the supply agreement, USD $3,500,000 in year two, and USD $5,500,000 in year three. If Tilia International fails to meet its annual minimum in any given year, it loses its exclusive rights unless it makes a cash payment of 25 percent of the difference between the amount purchased during the year and the annual minimum purchase amount for that year. Tilia International accounted for 64 percent of our sales revenue in fiscal year 2001.

    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

    There is no established trading market for the Transform
Pack's common stock. In August 2001, quotations for our common stock were first listed on the OTC Bulletin Board under the symbol TPII.

    Since its inception, no dividends have been paid on our common stock. Transform Pack intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. At August 15, 2001, there were approximately 210 holders of record of our Common Stock.

     In September 2000, Transform Pack obtained a loan from Bruce Weitz, a director, in the amount of $154,230. In Februay 2001, Mr. Weitz converted the loan and contributed an additional $153,736 to acquire common stock and warrants of Transform Pack. As a result, Mr. Weitz contributed a total of CDN $307,966 to Transform Pack to acquire 408,000 shares of our common stock and a warrant to purchase an additional 408,000 shares of common stock at an exercise price of USD $0.50 per share that expires February 15, 2004. No broker was involved in the transaction and no commission was paid to any person. The transaction was effected in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933.

     In April 2001, Transform Pack issued to Greg Phillips, a director, 100,000 shares of common stock and 100,000 warrants to purchase common stock, all valued at $75,500, as compensation for services to Transform Pack. The warrant is exercisable at a price of USD $0.50 per share and expires February 15, 2004. No broker was involved in the transaction and no commission was paid to any person. The transaction was effected in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933.

                  SUMMARY FINANCIAL INFORMATION

Income Statement Data for the Years Ended May 31,2001, 2000,  and
1999 (in Canadian Dollars)

                               2001          2000         1999
   Revenue                    $442,917     $327,643     $226,599
   Cost of sales               306,980      131,739      110,650
   Selling general and
    administrative expenses    901,569      541,713      399,839
   Research and development
    expense                     85,466       93,959      125,486
   Interest expense             42,094       37,059       46,893
   Net loss                    864,432      462,207      478,109
   Net loss per share             0.08         0.06         0.07

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Balance  Sheet  Data  as  of May 31, 2001,  2000,  and  1999  (in
Canadian Dollars)

                                     2001        2000          1999
   Total current assets         $  421,317   $  481,441  $   105,272
   Total assets                    881,761    1,010,092      617,268
   Total current liabilities     1,105,859      695,190      534,500
   Total liabilities             2,150,150    1,797,514    1,672,330
   Total stockholders' deficit   1,268,389      787,422    1,055,062

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS

     Transform Pack International, Inc., is a development stage company that has developed a cold dissolvable calibrating matrix that makes it possible to apply seasoning and curing formulas onto roll-stock plastic food packaging materials that are cut into sheets for the final application to the food product. All dollar figures in the following discussion are in Canadian dollars.

Results of Operations

Three and Twelve Months Ended May 31, 2001 and May 31, 2000

     Transform Pack had net sales of $270,235 and $104,873 for the three months ended May 31, 2001 and May 31, 2000, respectively; which represents a 158% increase from 2000. This increase is mainly due to sales made to new customers. We have begun a new contract with Tilia in the fourth quarter. Net sales for the twelve months ended May 31, 2001 were $442,917, a 35% increase from $327,643 for the same period in 2000. This increase is primarily a result of higher sales to new customers in the period ending on May 31, 2001.

     Cost of sales for the three-months ended May 31, 2001 and May 31, 2000 were $188,520 and $34,994 respectively. Such costs, as a percentage of net sales for the three months ended May 31, 2001 and May 31, 2000, were 70% and 33% respectively. Cost of net sales for the twelve months ended May 31, 2001 and May 31, 2000 were $306,980 and $131,739, respectively. Such costs, as a percentage of net sales for the twelve months ended May 31, 2001 and May 31, 2000 were 69% and 40%, respectively. This percentage increase is directly attributed, in part, to the training of new personnel in anticipation of the large orders with our new customers. The new personnel were needed to enable us to begin ramping up our production. This increase is also attributable to the production of a substantial amount of free sample product as part of our new marketing effort, a practice we have followed in the past and expect to continue because we believe it is a customary marketing technique in the industry to provide samples of food related products so that potential customers can evaluate taste, consistency, use, and quality. Potential customers provide the seasoning for the sample product, but we must absorb the remaining cost of plastic film and adhesive required to produce the samples given to potential customers for evaluation. There is no assurance any of these potential customers will ultimately elect to purchase our product. Should they decide to purchase, sales will be made under our standard pricing policy, which is full price for orders up to 100,000 seasoning sheets and a volume discount of 10% for orders over 100,000 sheets. When management makes a determination that a sale is not imminent based on communication with the potential customer, we discontinue providing free samples and charges its regular price for any additional samples requested. Providing sample product resulted in sales of $442,917 during the twelve months ended May 31, 2001. Furthermore, we incurred additional cost associated with re-packaging and

                                  9
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re-labeling product previously approved by
our customer (our customer changed some of the information on the labels that required us to re-package and re-label product).

     Selling, general and administrative expenses for the three-month period ended May 31, 2001 and May 31, 2000 were $241,552 and $283,701 respectively. Operating expenses for the twelve months ended May 31, 2001 and May 31, 2000 were $901,569 and $541,713, respectively, a 66.4% increase. The increase in operating expenses for the twelve months ended May 31, 2001 is attributable to the increase of $118,000 in bad debts, $75,500 in stock based compensation, $22,000 increase in head office wages, $38,000 in accounting cost associated with becoming a reporting company, $35,000 in legal cost associated with becoming a reporting company, $56,000 increase in rent expenses due to a credit received last year and $23,000 increase in marketing expenses for the Canadian and United Kingdom market development.

     Interest expense for the three months ended May 31, 2001 and May 31, 2000 were $14,222 and $6,430, respectively. Interest expense for the twelve months ended May 31, 2001 and May 31, 2000 were $42,094 and $ 38,059, respectively.

     Due to the foregoing, Transform Pack suffered net losses of $180,883 and $243,235 for the three months ended May 31, 2001 and May 31, 2000, respectively. As for the twelve months ended May 31, 2001 and May 31, 2000, Transform Pack suffered net losses of $864,432 and $462,207, respectively. The increase in net losses is attributable an increase in marketing expenses for new marketing efforts, increase in the cost of ramping up production capability without a similar increase in sales, increase in costs associated with re-packaging product, increase in rent expense and the creation of a $118,000 allowance for doubtful account.

Liquidity and Capital Resources

     At May 31, 2001, Transform Pack had a working capital deficit of $684,542 as compared to a working capital deficit of $213,749 at May 31, 2000.

     Cash used in operations for the twelve-month period ended May 31, 2001 totaled $484,677 compared to cash use of $471,921 in the twelve-month period ended May 31, 2000. Cash use consisted $22,641 in inventory based on management's evaluation of potential demand for our product, which was offset by a decrease of $88,561 in receivables and an increase of $324,981 in payables.

     Our financing activities provided Transform Pack with $27,657 for the twelve-month period ended May 31, 2001, compared to $28,762 for the twelve-month period ended May 31, 2000. The majority of the financing consisted of a short term loan from Hans Meier, one of our directors, in the amount of $12,000, to be repaid in the first quarter of the fiscal year ending May 31, 2002.

     Capital expenditures for the twelve months ended May 31, 2001 were $21,880 compared to an inflow of $614,092 for the twelve months ended May 31, 2000. Furthermore, Transform Pack received a $307,965 investment from Mr. Bruce Weitz, a director. Mr. Weitz received 408,000 common shares at USD $0.50 a share along with the same number of warrants at $0.50 USD each, which expire in February 2004. Mr. Weitz converted his USD $100,000 loan from September and invested a further USD $100,000 in the form of a private placement. Transform Pack received $712,714 in proceeds from the reverse takeover during the twelve-month period ended May 31, 2000.

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     Transform Pack is in need of additional financing in order to pay outstanding obligations, finance current operations and expand operations over the next year. It is not likely that we will be able to take advantage of the opportunity to increase our product sales unless we obtain additional capital to fund operations. If we cannot find more funding, we will be forced to substantially reduce our operations and it will take a much longer period for our business to develop. We have not identified any sources for future funding. Consequently, we may be subject to enforcement actions by our creditors and may not be able to take advantage of the opportunity to expand our business. If we are unable to generate working capital from our internal operations or outside sources, our ability to continue in business will be seriously impaired.

     However, we have recently signed a three-year contract with one of our customers to develop the retail aspect of our business. The value of the first year of this contract is for a minimum USD $1,750,000. We are currently trying to finalize the details of the first order from this contract for one million spice sheets to be delivered on or around September 1, 2001.

     Furthermore, we have shipped product to one of our customers in the United Kingdome in June 2001, for a value of approximately
CND $150,000. This customer is in the process of finalizing the details of a follow-up order to be placed shortly.

Forward-Looking Statement Notice

     When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect our future plans of operations, business strategy, operating results, and financial position. Persons reviewing this report are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Such factors are discussed under the headings "Our Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and also include general economic factors and conditions that may directly or indirectly impact Transform Pack's financial condition or results of operations.

               TRANSFORM PACK INTERNATIONAL, INC.

                      Financial Statements

                      May 31, 2001 and 2000

                              INDEX

                                                         Page

Independent Auditors' Report                              F-2

Consolidated Balance Sheets As At May 31, 2001 and 2000   F-3

Consolidate Statements of Operations                      F-4
  Years Ended May 31, 2001 and 2000
  and the Period From October 31, 1994
  (Date of Incorporation) To May 31, 2001

Consolidate Statements Of Shareholders'                   F-5
  Deficiency Years Ended May 31, 2001 and 2000
  and the Period From October 31, 1994
  (Date of Incorporation) To May 31, 2001

Consolidate Statements of Cash Flows                      F-6
  Years Ended May 31, 2001 and 2000
  and the Period From October 31, 1994
  (Date of Incorporation) To May 31, 2001

Notes to the Consolidated  Financial Statements           F-7

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        Deloitte & Touche LLP


        P.O. Box 2087                   Telephone:(902)422-8541
        5161 George Street, Suite 800   Facsimile:(902)423-5820
        Halifax, Nova Scotia B3J 3B7


                  INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Transform Pack International Inc.
(formerly Cybernetics Inc.)
(a development stage company)


We have audited the consolidated balance sheets of Transform Pack International Inc. (formerly Cybernetics Inc.) (a development stage company) as at May 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' deficiency and cash flows for the years then ended, and for the period from October 31, 1994 (date of incorporation) to May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, and for the period from October 31, 1994 to May 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in the manufacturing and marketing of spice sheets for seasoning of meat, fish and poultry products. As discussed in Note 1 to the financial statements, the deficiency in working capital at May 31, 2001 and the Company's operating losses since inception, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.




                                          Deloitte & Touche LLP


June 22, 2001                              Chartered Accountants
Halifax, Nova Scotia, Canada

              TRANSFORM PACK INTERNATIONAL INC.
                (a development stage company)
                 CONSOLIDATED BALANCE SHEETS
                 AS AT MAY 31, 2001 AND 2000

                    (in Canadian Dollars)

                                              2001         2000

              ASSETS
Current
  Cash and cash equivalents            $         -   $   170,933
  Accounts receivable (Note 3)             269,031       180,470
  Inventory                                149,950       127,309
  Prepaid expense                            2,336         2,729
                                           421,317       481,441
Capital assets (Note 4)                    458,444       526,651
Investment in affiliate (Note 5)             2,000         2,000

                                       $   881,761    $1,010,092

            LIABILITIES
Current
  Bank indebtedness (Note 6)           $   406,328    $  313,500
  Accounts payable and accrued
    liabilities (Note 7)                   551,744       226,763
  Current portion of long-term
    debt (Note 8)                           87,787        94,927
  Current portion of redeemable
    preferred shares (Note 9)               60,000        60,000
                                         1,105,859       695,190
Long-term debt (Note 8)                    398,964       468,997
Non-controlling interest in
  preferred equity of a
  subsidiary (Note 9)                      506,250       506,250
Due to shareholders (Note 10)              139,077       127,077

                                         2,150,150     1,797,514

     SHAREHOLDERS' DEFICIENCY

Share capital and warrants (Note 11)     1,523,312     1,139,847
Deficit accumulated during the
development stage                       (2,791,701)   (1,927,269)

                                        (1,268,389)     (787,422)

                                        $  881,761   $ 1,010,092

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
              CONSOLIDATED STATEMENTS OF OPERATIONS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian Dollars)

                                                                   Period From
                                                                    October 31
                                                                   1994 (Date of
                                                                   Incorporation)
                                            May 31       May 31      to May 31
                                             2001         2000          2001
Revenue                                   $  442,917   $   327,643   $ 1,285,848

Cost of sales                                306,980       131,739       746,744
Selling, general and administrative
 expenses (includes $75,500 (2000-$24,349)
 in stock-based compensation)                901,569       541,713     2,638,997
Research and development expense              85,466        93,959       773,979
Other income                                 (28,760)      (15,620)     (266,803)
                                             751,791     1,265,255     3,892,917

Loss before interest expense                (822,338)     (424,148)   (2,607,069)
Interest expense - long-term                   9,583        11,574        68,536
                 - other                      32,511        26,485       116,096

Net loss                                 $  (864,432)  $  (462,207)  $ (2,791,701)

 Basic and diluted net loss per share    $     (0.08)  $     (0.06)

Weighted average number of common shares
  outstanding                             11,164,957     8,220,239

                      TRANSFORM PACK INTERNATIONAL INC.
                        (a development stage company)
             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
            YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
           OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                            (in Canadian Dollars)

                                                                                        Deficit
                                                                                      Accumulated
                                                                                        During
                                         Warrants               Share Capital         Development
                                     Shares     Amount      Shares         Amount        Stage         Total
Transform Pack Inc.
 Balance - June 1, 1994                    -   $      -            -   $         -   $         -   $          -
 Issue of common stock                     -          -          200        10,000             -         10,000
 Net loss                                  -          -            -             -      (199,797)      (199,797)
 Balance - May 31, 1995                    -          -          200        10,000      (199,797)      (189,797)
 Net loss                                  -          -            -             -       (56,303)       (56,303)
 Balance - May 31, 1996                    -          -          200        10,000      (256,100)      (246,100)
 Issue of common stock                     -          -    1,999,800       400,000             -        400,000
 Net loss                                  -          -            -             -      (285,156)      (285,156)
 Balance - May 31, 1997                    -          -    2,000,000       410,000      (541,256)      (131,256)
 Net loss                                  -          -            -             -      (445,697)      (445,697)
 Balance - May 31, 1998                    -          -    2,000,000       410,000      (986,953)      (576,953)
 Net loss                                  -          -            -             -      (478,109)      (478,109)
 Balance - May 31, 1999                    -          -    2,000,000       410,000    (1,465,062)    (1,055,062)

Transform Pack International Inc.
 Balance May 31, 1999                      -          -    2,910,000       221,155      (221,155)             -
 Net loss from June 1, 1999 to
   January 28, 2000                        -          -            -             -        (7,217)        (7,217)

Impact of reverse acquisition of
 Transform Pack Inc. (Note 1)
 Recapitalization of common shares         -          -            -      (228,372)      228,372              -
 Common share issued to acquire
  Transform Pack Inc.                      -          -    7,000,000             -             -              -

Fair value of stock options granted
  to non-employees                         -          -            -        24,349             -         24,349

Net loss                                   -          -            -             -      (462,207)      (462,207)

Issue of common stock by Transform
 Pack International Inc.                   -          -    1,000,957       712,715             -        712,715
Balance- May 31, 2000                      -          -   10,910,957     1,139,847    (1,927,269)      (787,422)
Net loss                                   -          -            -             -      (864,432)      (864,432)
Issue of common stock by Transform
 Pack International Inc. to employee 100,000          -      100,000        75,500             -         75,500
Issue of common stock by Transform
 Pack International Inc.             408,000     48,545      408,000       259,420             -        307,965
Balance  - May  31, 2001             508,000   $ 48,545   11,418,957   $ 1,474,767   $(2,791,701)  $ (1,268,389)

               TRANSFORM PACK INTERNATIONAL INC.
                 (a development stage company)
             CONSOLIDATED STATEMENTS OF CASH FLOWS
     YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                     (in Canadian Dollars)

                                                                           Period From
                                                                           October 31
                                                                          1994 (Date of
                                                                          Incorporation)
                                                    May 31       May 31     to May 31
                                                     2001         2000        2001
Net inflow (outflow) of cash and
 cash equivalents related to the
 following activities:

Operating
Net loss                                          $(864,432)  $(462,207)  $(2,791,701)
 Items not affecting cash
    Amortization                                     90,083      81,968       401,892
    Fair value of stock options granted to
      non-employees                                       -      24,349        24,349
    Fair value of stock granted to employee          75,500           -        75,500
 Changes in non-cash working capital items
    Accounts receivable                             (88,561)   (138,989)     (269,030)
    Inventory                                       (22,641)    (64,832)     (149,950)
    Prepaid expenses                                    393      (1,415)       (2,336)
    Accounts payable                                324,981      89,205       544,529

                                                   (484,677)   (471,921)   (2,166,747)

Financing
  Proceeds on long-term debt                          5,362     112,531     1,082,317
  Repayment of long-term debt                       (82,534)    (39,872)     (295,563)
  Due to related parties                            166,231           -       293,308
  Proceeds from (repayment of) bank indebtedness     92,828     (43,897)      406,328
                                                    181,887      28,762     1,486,390

Investing
  Proceeds from issuance of captial stock           153,735     712,715     1,542,700
  Acquisition of capital assets, net of government
    assistance relieved                             (21,878)    (98,623)     (867,343)
  Proceeds on disposal of capital assets                  -           -         5,000
                                                    131,857     614,092       680,357

Net inflow (outflow) of cash and cash equivalents  (170,933)    170,933             -
Cash and cash equivalents, beginning of year        170,933           -             -

Cash and cash equivalents, end of year            $       -   $ 170,933   $         -

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

1.   BASIS OF PRESENTATION

   Transform Pack International Inc. (a development stage company) (formerly Cybernetics Inc.) (the "Company") is incorporated under the laws of the State of Minnesota, and was until January 2000, a non-operating shell company. On January 28, 2000, the Company and its shareholders entered into an exchange agreement with the shareholders of Transform Pack Inc., whereby the shareholders of Transform Pack Inc. acquired control of the Company by way of a reverse acquisition. The acquisition was effected by the issue of 7,000,000 shares of the Company in exchange for 100% of the outstanding common shares of Transform Pack Inc. Transform Pack Inc. is a development stage company incorporated under the laws of the Canadian province of New Brunswick, whose operations include the manufacturing and marketing of spice sheets for seasoning of meat, fish and poultry products. The Company remains in the development stage as it is actively developing the market for its product.

   The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended May 31, 2001 and 2000, the Company incurred significant net losses and negative cash flows from operations; also, as of May 31, 2001 and 2000, the Company had a net shareholders' deficiency in assets. These factors, among others, indicated that the Company may be unable to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amount of and classification of liabilities, that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to ultimately obtain profitable operations, generate sufficient cash flow to meet its obligations, and obtain additional financing as may be required.

    Management's Plans

   As shown in the consolidated financial statements, the Company has incurred losses from operations of $864,432 and $462,207 for the years ended May 31, 2001 and 2000, and a net shareholders' deficiency in assets at year end. Since its inception, the Company has devoted substantially all of its efforts to developing the products, obtaining financing, assessing market demand, and obtaining customers. The success of the Company's operations and, ultimately, the attainment of profitable operations are dependent on achieving a level of sales adequate to support the Company's cost structure.

   The Company intends to increase sales through market penetration strategies designed to introduce the products to numerous North American and European customers. The Company is currently working on obtaining additional funding which will satisfy its working capital needs and allow the Company to increase its production.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

2.   ACCOUNTING POLICIES

   The financial statements have been prepared in accordance with accounting principles generally accepted in the United
   States of America and include the following significant accounting policies:

   a)   Government Assistance

     Government assistance received as a reimbursement of a capital cost acquisition is recorded as a reduction of the capital  cost  and  is amortized on the same  basis  as  the asset. Contributions received for the development of the technology of spice sheets is recorded as a reduction of the related research and development expense.

   b)   Inventory

     Inventory consists only of raw materials and is recorded at the lower of cost (on a first-in, first-out basis) and net realizable value.

   c)   Capital Assets

     Capital   assets  are  recorded  at  cost  less   government
     assistance.   Amortization is computed using  the  following
     rates and methods:

         Machinery and equipment             10 years straight-line
         Leasehold improvement                5 years straight-line
         Office  furniture  and  equipment   20%  declining-balance
         Lab equipment                       20% declining-balance
         Patents                             10 years straight-line

   d)   Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates.

   e)   Research and Development

     Research and development costs are charged to expenses when incurred.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

2. ACCOUNTING POLICIES (continued)

    f)  Income Taxes

     Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on currently enacted tax laws and rates. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of such assets will not be realized.

   g)  Comprehensive Income

     There are no differences between the Company's net earnings as reported and its comprehensive income. Accordingly, a separate statement of comprehensive income has not been presented.

   h)   Cash and Cash Equivalents

     The Company considers investments in highly-liquid investment instruments with maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value. Cash equivalents consist principally of investments in certificates of deposit with financial institutions.

   i)   Derivative Instruments and Hedging Activities

     In June 2000, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", which will be effective for the Company's 2002 fiscal year. Under the new standard, companies will be required to record derivatives on the balance sheet as assets or liabilities measured at fair value. Management has determined that the impact of adopting SFAS 133 is not material.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

2.   ACCOUNTING POLICIES (continued)

   j)  Basic and Diluted Net Loss per Share

     Basic  net  loss per common share is based on  the  weighted average  number  of  common shares outstanding  during  each
     period.   Diluted net loss per share has not been  presented
     as it would be anti-dilutive.

       Loss per share

     The following table sets forth the computation of earnings per share:

                                         Year Ended   Year Ended
                                            May 31,     May 31,
                                              2001        2000

     Numerator:

     Net Loss                           $  (864,432)   $    (462,207)

     Denominator:

     Weighted average number of shares
        outstanding during the period     11,164,957       8,220,239


     Loss per share                     $      (0.08)  $      (0.06)


   k)   Revenue Recognition

     Transform Pack International Inc. recognizes revenue from spice sheet manufacturing after a purchase order has been received, the sheets have been completed and shipped to the customer, as this is the point of title transfer.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

3. ACCOUNTS RECEIVABLE

                                            2001         2000

   Accounts receivable - trade       $     270,751  $     186,836
   Allowance for doubtful accounts          (9,653)       (23,600)
   Sales tax receivable                      7,933         17,234

                                     $     269,031  $     180,470


4.   CAPITAL ASSETS

                                             2001                               2000
                               Accumulated         Net Book        Accumulated        Net Book
                            Cost    Amortization    Value      Cost    Amortization     Value
Machinery and equipment  $ 720,007   $ 302,329   $ 417,678   $ 700,427   $ 231,351   $ 469,076
Leasehold  improvements     51,802      42,502       9,300      51,802      32,022      19,780
Office furniture and
 equipment                  62,492      43,149      19,343      61,937      38,383      23,554
Lab equipment               23,718      14,816       8,902      23,718      12,591      11,127
Patents                     60,414      30,596      29,818      60,414      24,554      35,860

                           918,433     433,392     485,041     898,298     338,901     559,397
Government  assistance     (64,972)    (38,375)    (26,597)    (64,972)    (32,226)    (32,746)

                        $  853,461   $ 395,017   $ 458,444   $ 833,326   $ 306,675   $ 526,651


5.   INVESTMENT IN AFFILIATE

   Transform Pack Inc. owns 10,000 shares of Transform Pack  GmbH
   Europe  which  represents a 2% ownership of the  total  common
   shares  issued.   This investment has been  accounted  for  at
   cost.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

6.   BANK INDEBTEDNESS

   Transform Pack Inc. has an approved line of credit of $298,500 bearing interest at prime (6.75% at May 31, 2001) plus 1 1/8%, which is guaranteed by certain shareholders of the Company. At May 31, 2001, the full amount of this line of credit had been drawn (2000 - $298,500). The company also has $207,000 in approved line of credit facilities, bearing interest at rates between prime (6.75% at May 31, 2001) plus 1 1/2% and prime plus 2%, secured by general assignment of book debts, inventory and a guarantee from the Province of New
   Brunswick  in  the  amount  of $132,000.   At  May  31,  2001,
   $25,000 had been drawn under this facility (2000 - $15,000).


7.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                               2001         2000

   Accounts payable - trade          $     453,240  $     174,254
   Payroll deductions payable               29,277          2,207
   Accrued liabilities                      54,227         50,302
   Employee loan payable                    15,000              -

                                     $     551,744  $     226,763


8. LONG-TERM DEBT

                                                          2001     2000

Bank loan, repayable in monthly principal payments
of $1,167 plus interest at prime (7.5% at May 31, 2001)
plus 1.75%, through the Small Business Loan Act,
secured by a chattel mortgage on a specific piece of
equipment.                                              $     -  $ 10,591

Bank loan, repayable in monthly principal payments
of $1,667 plus interest at prime (7.5% at May 31,
2001) plus 1.75%, through the Small Business Loan
Act, secured by a chattel mortgage on specific
machinery and equipment.                                 90,000   108,333

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)





8. LONG-TERM DEBT (continued)

                                                 2001         2000

ACOA loan, repayable in 82 consecutive monthly
installments of $5,361, followed by one final
installment of $5,398 commencing June 1, 2000
non-interest bearing.                         $  396,751  $  445,000

                                                 486,751     563,924
Less:  Current portion                            87,787      94,927

                                              $  398,964  $  468,997

    Principal amounts due in the next five years are as follows:

        2002         2003        2004         2005         2006

      $87,787      $86,120     $86,120      $86,120      $74,453


9.   REDEEMABLE PREFERRED SHARES OF TRANSFORM PACK INC.

   Authorized:
     Class A preferred shares, $10 par value, non-voting, non-cumulative 10% dividend rate, redeemable at par, unlimited number

                                              2001         2000

   Issued:
       56,625 Class A preferred shares  $     566,250  $     566,250
       Current portion                        (60,000)       (60,000)

                                        $     506,250  $     506,250

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

9.     REDEEMABLE  PREFERRED  SHARES  OF  TRANSFORM   PACK   INC.
   (continued)

   The  Province  of  New  Brunswick  received  30,000  Class   A
   preferred shares during the year ended May 31, 2000 for $300,000. The proceeds were the conversion of the Province of New Brunswick loans. Transform Pack Inc. has agreed to redeem no less than 20% of the $300,000 of preferred shares issued to the Province of New Brunswick on August 31 of each year, commencing on August 31, 2000 and ending on August 31, 2002, at which time all remaining preferred shares shall be redeemed.

   The Company did not make its first redemption and is now in default under its agreement with the Province of New Brunswick. The Province has provided the Company with written documentation that they have agreed to defer the redemption of preferred shares to August 31, 2001.

   On  January 28, 2000, after the transaction described in  Note
   1, Transform Pack Inc. became a subsidiary of the Company and, as a result, its preferred equity is presented as non-controlling interest in a subsidiary.


10.  DUE TO SHAREHOLDERS

   The amount due to shareholders is interest-free with no fixed terms of repayment.


11.     SHARE CAPITAL

Authorized:
 Unlimited common shares of Transform Pack Inc. no par value
 5,000,000 preferred stock of the Company, $.01 par value, none issued or outstanding 40,000,000 common stock of the Company, $.004 par value

                                              2001         2000

   Issued and fully paid:
    11,418,957 common stock of the Company    $   13,916   $   11,680

   Additional paid-in capital of the Company   1,460,851    1,128,167

                                              $1,474,767   $1,139,847

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

11.     SHARE CAPITAL (continued)

   In September 2000, the Company received $154,230 from a related party as a loan. In February 2001, the Company issued 408,000 new common shares to this same related party at $.50 US per share, receiving gross cash proceeds of $153,735, plus conversion of this loan to share capital. In conjunction with this equity investment, the Company issued 408,000 warrants with an exercise price of $.50 US per share that can be exercised at any time and which expire in 2004. These warrants were valued at $48,545. Accordingly, such amount has been accounted for as a reduction in share capital and allocated to warrants.

   In April 2001, the Company issued 100,000 shares to an employee, valued at $.50 US per share, in return for services rendered. In conjunction with this equity investment, the Company issued 100,000 warrants with an exercise price of $.50 US per share that can be exercised at any time and which expire in 2004. No intrinsic value was allocated to these warrants, to be consistent with the accounting treatment adopted by the Company concerning employee stock options.

   Stock Option Plan

   The  Company  follows Accounting Principles Board  Option  No.
   25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. The exercise price of the Company's employee stock options equals or is greater than the fair value of the underlying stock on the date the options were granted, and accordingly no compensation expense has been recognized in the accompanying financial statements in any of the periods presented.

   The  Company  has  fixed stock options  granted  to  specified
   employees  by  resolution  of  the  board  of  directors.   An
   aggregate of 670,000 common shares have been reserved for the granting of such options.

   On February 29, 2000, the Company established a stock option plan for its officers, directors and employees. In accordance with the plan, an aggregate of 670,000 common shares have been reserved for the granting of such options. The exercise price of each option is to be determined by the board of directors. All options issued under the plan will expire two or three years after the date of granting.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

11.     SHARE CAPITAL (continued)

   The following table presents information concerning all stock options granted to the Company's employees:

                                     Year ended                  Year ended
                                     May 31, 2001                May 31, 2000
                                           Weighted Average           Weighted Average
                                Number of   Exercise Price  Number of   Exercise Price
                                Options       per Share     Options       per Share
Outstanding, beginning of period  670,000     $0.67 US            -
Granted during the period               -                   670,000        $0.67 US
Forfeited during the period      (220,000)                        -

Outstanding, end of period        450,000     $0.73 US      670,000        $0.67 US

Exercisable, end of period        450,000     $0.73 US      670,000        $0.67 US

   The above options vested immediately on grant.

   The range of exercise prices for stock options granted during the period was from $0.50 US to $1.00 US. The life remaining on stock options outstanding as at May 31, 2001 was one to two years.

   Had compensation cost for the Corporation's stock-based compensation been determined based on the fair value at the grant dates consistent with SFAS 123, "Accounting for Stock-Based Compensation", the Company's proforma net loss would have been as follows:

                                            May 31       May 31
                                              2001         2000

   Net loss
       As reported                        $864,432     $462,207
       Pro-forma                          $882,398     $491,500

   Loss per share
       As reported                            $0.08        $0.08
       Pro-forma                              $0.08        $0.09

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

11.     SHARE CAPITAL (continued)

                                           Weighted Average  Weighted  Average
                                Number of    Fair Value       Exercise Price
                                 Options     per Share           per Share

Exercise price above fair value  210,000   $    -            $1.54 ($1.00 US)
Exercise price at fair value     340,000   $ 0.12  US        $0.77 ($0.50 US)

                                 550,000   $ 0.07 US         $1.03 ($0.67 US)

   The  fair  value is estimated at the date of grant  using  the
   Black-Scholes   option  pricing  model  with   the   following
   weighted average assumptions:

                                            May 31      May 31
                                              2001        2000

   Dividend yield                                -           -
   Expected volatility                           -           -
   Risk-free interest rates                  5.06%       6.07%
   Expected life                           3 years     3 years


12.  INCOME TAXES

   Deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As at May 31, 2001, the deferred income tax balance was comprised of the following:

                                               2001         2000

Deferred tax assets
 Loss carryforwards                     $  748,398   $   465,241
 Research and development expenditures
  carried forward                           88,078        88,078
 Valuation allowance                      (649,069)     (401,044)

 Total deferred tax assets                 187,407       152,275

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

12.  INCOME TAXES (continued)

                                               2001         2000

   Deferred tax liabilities
       Amortization of capital assets         $176,203  $141,071
         Research and development tax credits   11,204    11,204

       Total deferred tax liabilities          187,407   152,275

   Net deferred tax assets                    $      -  $      -

   Since the Company has been in a developmental stage, it has not yet generated any income subject to income taxes. Losses carried forward of $1,011,394, which will expire if not utilized against future taxable income, are as follows:

      2003      2004       2005       2006       2007       2008

    $212,110  $131,716   $275,566   $352,900    $39,102   $713,223

   The Company also has a scientific research and expenditure pool balance of $191,474 which can also be used to reduce future taxable income. There is no expiry date on this future tax benefit. The Company has provided for amortization of its capital assets in excess of capital cost allowances claimed for income tax purposes of $395,018 (2000
   -  $306,675).   This  excess is available  to  reduce  taxable
   income of future years.

   The  Company has available investment tax credits  which  will
   reduce  future  federal  income  taxes  by  $11,204  (2000   -
   $11,204).

   None of the above future benefits have been recorded in the financial statements since they are dependent upon future income.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

13.  ADDITIONAL INFORMATION TO THE STATEMENT OF CASH FLOWS

   During  the  2000  year,  Transform Pack  Inc.  issued  30,000
   preferred   shares  to  the  Province  of  New  Brunswick   as
   repayment for $300,000 of outstanding loans.

                                            2001         2000

    Interest paid                    $     42,094  $     38,059


14.  COMMITMENTS

   As at May 31, 2001, the Company had commitments under operating leases for premises, maturing at various dates.
   Rent  expense  in  2001  totalled $48,231  (2000  -  $44,064).
   Future minimum lease payments are as follows:

                  2002             $50,004
                  2003             $50,004
                  2004             $41,670

   During the 2000 year, the Company entered into a contract wherein the Company has agreed to pay $25,000 US for four consecutive months for marketing services, if and/or when, the company is successful in completing its second issuance of shares worth $1,000,000 US.


15.  FINANCIAL INSTRUMENTS

   a)   Fair value of financial instruments

     The book values of the financial assets and liabilities of the Company approximate their estimated fair values as at May 31, 2001 and 2000 because of either the short maturity of these instruments or their relationship with floating interest rates.

     The fair value of shareholder advances cannot be determined, as they do not include any terms of repayment.

                TRANSFORM PACK INTERNATIONAL INC.
                  (a development stage company)
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED MAY 31, 2001 AND 2000 AND THE PERIOD FROM
    OCTOBER 31, 1994 (DATE OF INCORPORATION) TO MAY 31, 2001

                      (in Canadian dollars)

15.               FINANCIAL INSTRUMENTS (continued)

   b)   Credit risk concentration

     Credit risk concentration exists due to the small number of customers that make up the majority of trade accounts. The balance for one customer accounts for approximately 90% of the Company's accounts receivable (2000 - another customer for approximately 70%).

   c)   Interest rate risk

     The   Company   is  exposed  to  market  risk   related   to
     fluctuations  in  interest  rates  on  long-term  debt.   It
     currently does not hold any financial instruments that might mitigate this risk.


16.  REVENUE FROM MAIN CUSTOMERS

   In  2001,  approximately 64% (2000 -  56%)  of  the  Company's
   total   revenue  is  derived  from  one  customer   (different
   customer in 2000).

Board of Directors and Executive Officers    Independent Public Accountants

Hans Meier                                   Deloitte Touche LLP
   President and Director                    Halifax, Nova Scotia

Daniel Sham                                  Corporate Counsel
   Vice Chairman
   Owner of Scarboro Meat Packers, Inc.      Lehman Walstrand & Associates, LLC
                                             Salt Lake City, Utah
Greg Phillips
   Vice President Sales & Marketing and      Transfer Agent
    Director                                 Fidelity Transfer Company
    Owner of Plus Marketing Corporation      Salt Lake City, Utah

Nathalie Cormier
   Secretary, Treasurer and Director

Bruce Weitz
   Director
   President and CEO of Today's Man, Inc.
------------------------------------------

Upon written request we will furnish to our stockholders without charge a copy of our report Form 10-KSB for the year ended May 31, 2001, as filed with the Securities and Exchange Commission. Requests should be directed to:

Nathalie Cormier, Secretary
Transform Pack International, Inc.
PO Box 1354
310 Baig Boulevard
Moncton, NB, Canada E1C 8T6

This report is also available from the Securities and Exchange
Commission's Internet web site, http://www.sec.gov.